Filed pursuant to Rule 433(d)
Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

S&P GSCITM Enhanced Strategy Excess Return Notes
Due August 9, 2010
Final Term Sheet

Aggregate Principal Amount:	$10,000,000

Trade Date:	July 26, 2007

Original Issue Date:	August 9, 2007

Maturity Date:

August 9, 2010 (the “Stated Maturity Date”), unless such day is not a Business Day, in which case the Maturity Date shall be the next day that is a Business Day unless the next day that is a Business Day falls in the next calendar month, in which case the Maturity Date shall be the immediately preceding Business Day (subject, in each case, to the effect of any Market Disruption Event). In the event that a Market Disruption Event has occurred affecting the Determination Date, maturity will be delayed such that the Maturity Date shall be the fifth Business Day following the calculation of the Final Strategy Level.

Determination Date:

August 2, 2010, unless such day is not a Business Day, in which case the Determination Date will be the next day that is a Business Day (subject, in each case, to the effect of any Market Disruption Event, as described below).

Initial Issue Price:	100.00%

Underwriting commission:	0.25%

Proceeds to Issuer:	99.75%

Initial Strategy Level:	452.15

CUSIP:	00254ECV2

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.